UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TECK COMINCO LIMITED
                                   (Registrant)



Date:    February 25, 2004         By:  /s/ KAREN L. DUNFEE
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary

                                                               [GRAPHIC OMITTED]
                                                            [LOGO - TECKCOMINCO]
                        --------------------------------------------------------



                                                           EXTERNAL NEWS RELEASE
                                                                        04-07-TC

For Immediate Release:  February 25, 2004


                      TECK COMINCO LIMITED GIVES NOTICE OF
                  SPECIAL ADJUSTMENT OF WARRANT EXERCISE PRICE

Vancouver, B.C. -- Teck Cominco Limited announced today that it has given Notice of Special Adjustment of the warrant exercise price to holders of share warrants (the "Warrants") to purchase up to 5,000,000 Class B subordinate voting shares of Teck Cominco Limited. The Warrants trade on the Toronto Stock Exchange under the symbol TEK.WT.R.

The Special Adjustment is required under the warrant indenture for the Warrants because the average of the weighted average daily trading price of the Class B Shares on 20 trading days preceding the date of the Notice was not less than $22.50.

The Special Adjustment affects the rights of Warrantholders from and after March 27, 2004. As a result of the Special Adjustment, following March 26, 2004 and until the expiry of the Warrants on May 25, 2004, the value of the Warrants will not increase but may decrease. The Warrants will be delisted from the Toronto Stock Exchange effective at the close of trading on March 26, 2004. Details of the adjustment to the exercise price are set out in the Notice of Special Adjustment, which is available on WWW.TECKCOMINCO.COM. Warrantholders who are in any doubt concerning this matter should seek professional advice concerning the effect of the Special Adjustment and the exercise of the Warrants.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada with assets totalling approximately $5 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at WWW.TECKCOMINCO.COM.

                                     - 30 -

For additional information, please contact:

Tom Merinsky
Director, Investor Relations
604.685.3007



                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com

                                                               [GRAPHIC OMITTED]
                                                            [LOGO - TECKCOMINCO]
                        --------------------------------------------------------



                                                           EXTERNAL NEWS RELEASE
                                                                        04-08-TC

For Immediate Release:  February 25, 2004


                    TECK COMINCO DECLARES LEAD FORCE MAJEURE

Vancouver, B.C. -- Teck Cominco Limited announced today that its subsidiary, Teck Cominco Metals Ltd., has declared force majeure on its refined lead contracts. The declaration results from damage to the KIVCET lead furnace and boiler at the Trail Metallurgical Operations caused by an explosion on February 2, 2004.

The furnace is still expected to resume production in the second half of March. However, deliveries to lead customers are not expected to resume until April, 2004.

                                     - 30 -

For additional information please contact:

Tom Merinsky
Director, Investor Relations
604.685.3007



                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com